Exhibit 3.1

THIRD AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

RPT REALTY

Effective as of April 28, 2022, Article XIV the Amended and Restated Bylaws of RPT Realty, as amended, are deleted in their entirety and the following are inserted in lieu thereof:

ARTICLE XIV

AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the Board of Trustees or by a vote of a majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present; provided, however, that Article II, Sections 2, 10, 12 of Article III and this Article XIV of these Bylaws shall not be amended without the consent of shareholders.